UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15)*

Safehold Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78649D104

(CUSIP Number)

Marcos Alvarado

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78649D104

1	Name of Reporting Person iStar Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,344,351

	8	Shared Voting Power 0

	9	Sole Dispositive Power 20,344,351

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,344,351

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.01%

14	Type of Reporting Person CO

This Amendment No. 15 on Schedule 13D (the “Schedule 13D”) relating to shares of common stock, $0.01 par value per share (the “Shares”), of Safehold Inc., a Maryland corporation (the “Issuer”), is being filed by iStar Inc., a Maryland corporation (“iStar”), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the “Statement”).

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by iStar to acquire the Shares reported in Item 5(c) was $253,331,251.98.  This amount includes (i) $250.0 million used to purchase 12,500,000 limited partnership units in the operating partnership subsidiary of the Issuer on January 2, 2019, which were exchanged for 12,500,000 Shares on May 13, 2019 and (ii) $3,331,251.98 used by iStar to purchase Shares through open-market purchases under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended.  iStar used its working capital to make such purchases.

Item 4.                                                         Purpose of Transaction.

iStar’s purchases of additional Shares were made in order to increase its equity interest in the Issuer and, in the case of Shares acquired directly from the Issuer, to provide equity capital to the Issuer for use in its business. See also Item 6.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                 As of May 13, 2019, iStar owns 20,338,751 Shares directly, or approximately 66.01% of the outstanding Shares.

(c)                                  Since filing Amendment No. 14 to the initial Statement, iStar acquired a total of 12,651,014 Shares.

iStar purchased 151,014 Shares through open-market purchases conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended. Further details regarding these purchases are set forth below.

On February 20, 2019, iStar also acquired 46,020 Shares as payment of management fees by the Issuer, as reported in Amendment 13 to the initial Statement.

As discussed in Item 6, on January 2, 2019, iStar purchased 12,500,000 newly issued limited partnership units designated as “Investor Units” of Safehold Operating Partnership L.P., a subsidiary of the Issuer. On May 9, 2019, the Investor Units were exchanged for 12,500,000 Shares, for $20.00 per Investment Unit, following receipt of approval by the Issuer’s stockholders at its annual meeting of stockholders.

Trade Date	No. of Shares	Price per Share ($)	Cost ($)
February 19, 2019	2,579	19.325	49,838.14
February 20, 2019	2,442	19.410	47,399.22
February 21, 2019	2,488	19.326	48,082.09
February 22, 2019	2,517	19.777	49,778.21
February 25, 2019	2,258	19.845	44,810.24
February 26, 2019	2,800	19.365	54,223.12
February 27, 2019	2,431	19.098	46,426.51
February 28, 2019	2,800	19.333	54,131.84
March 1, 2019	2,780	19.001	52,823.06
March 4, 2019	2,600	19.055	49,543.78
March 5, 2019	2,800	19.346	54,167.40
March 6, 2019	2,800	19.421	54,378.24
March 7, 2019	2,341	19.366	45,335.57
March 8, 2019	2,800	19.326	54,111.68
March 11, 2019	2,221	19.375	43,030.76
March 12, 2019	2,204	19.577	43,148.15
March 13, 2019	2,800	19.736	55,260.52
March 14, 2019	2,800	19.910	55,749.12
March 15, 2019	2,800	20.206	56,577.64
March 18, 2019	2,800	20.785	58,198.84
March 19, 2019	2,100	20.670	43,407.00
March 20, 2019	2,800	20.613	57,717.24
March 21, 2019	1,550	20.997	32,545.51
March 22, 2019	2,800	20.435	57,216.60
March 25, 2019	2,800	20.099	56,276.92
March 26, 2019	2,800	20.702	57,966.16
March 27, 2019	1,604	20.909	33,537.88
March 28, 2019	2,800	21.110	59,109.12
March 29, 2019	2,800	21.547	60,332.72
April 1, 2019	2,800	21.840	61,152.56
April 2, 2019	1,759	21.688	38,148.49
April 3, 2019	2,800	22.390	62,691.44
April 4, 2019	2,800	22.023	61,663.28
April 5, 2019	2,800	22.289	62,409.48
April 8, 2019	2,800	22.563	63,176.40
April 9, 2019	1,699	22.359	37,987.09
April 10, 2019	1,985	22.435	44,533.08
April 11, 2019	2,800	22.883	64,071.56
April 12, 2019	2,522	22.923	57,811.30
April 15, 2019	2,800	23.137	64,782.48
April 16, 2019	2,800	23.124	64,746.64
April 17, 2019	2,700	22.690	61,263.27
April 18, 2019	2,800	23.282	65,188.48
April 22, 2019	2,614	23.068	60,300.54
April 23, 2019	2,800	24.444	68,444.04
April 24, 2019	2,800	24.706	69,175.40
April 25, 2019	2,600	24.664	64,126.40
April 26, 2019	2,689	26.016	69,956.76
April 29, 2019	2,800	25.738	72,066.12
April 30, 2019	2,800	25.522	71,460.48
May 1, 2019	2,800	25.190	70,532.28
May 2, 2019	2,800	24.852	69,584.76
May 3, 2019	2,445	25.080	61,319.87
May 6, 2019	2,800	26.526	74,271.40
May 7, 2019	2,686	26.675	71,650.12
May 8, 2019	2,800	26.326	73,711.68
May 9, 2019	2,800	26.578	74,419.24
May 10, 2019	2,800	26.959	75,484.08

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 2, 2019, iStar entered into an Investor Unit Purchase Agreement with the Issuer and Safehold Operating Partnership LP (“SAFE OP”), pursuant to which iStar purchased from SAFE OP 12,500,000 Investor Units at a purchase price of $20.00 per unit, for a total purchase price of $250.0 million. The Issuer was required to seek stockholder approval to exchange the Investor Units for Shares on a one-on-one basis. On May 9, 2019, the Issuer’s stockholders approved the exchange and the exchange was completed as of the close of business on May 13, 2019.

All Shares are be subject to the voting power limitations contained in the Stockholder’s Agreement, dated as of January 2, 2019, between the Issuer and iStar, as reported in Amendment No. 13 to the Initial Statement, which limits iStar’s voting power in SAFE to 41.9%.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2019

iSTAR INC.

/s/ Marcos Alvarado
Marcos Alvarado
President and Chief Investment Officer